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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9
                               (Amendment No. 2)
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                             ---------------------
                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                             ---------------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                             ---------------------
                               DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)
                             ---------------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000
                             ---------------------
[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3(c) is hereby amended by adding the following at the end thereof:

     The following executive officers of the Company have entered into CIC Agreements with the Company: Duane C. McDougall, President and Chief Executive Officer; Greg Hawley, Executive Vice President and Chief Financial Officer; Michael R. Onustock, Executive Vice President - Pulp and Fine Paper Marketing; William P. Kinnune, Executive Vice President - Corrugated Containers and Bags; Marvin D. Cooper, Executive Vice President - Pulp & Paper Mills; and J. Eddie McMillan, Executive Vice President - Building Materials Group.

     The total amount that may be payable to the employees of the Company pursuant to the CIC Agreements dated April 29, 1999 and the New Severance Agreements if, within 36 months following an Agreement Change in Control, all of such employees' employment is terminated by the Company without Cause or by the employees with Good Reason, is approximately $43 million and $17 million, respectively, plus, in each case, any additional payments that may be necessary to cover excise tax liabilities (including any gross-up) under section 4999 of the Code in connection with such payments.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended by deleting the third bullet point and inserting the following in lieu thereof:

       . The Board's belief that the Offer Price does not reflect the significant value-enhancing initiatives taken by the Company over the last few years aimed at seizing market opportunity and increasing earnings per share growth; and management's belief that, based on the current pricing environment and the approximate $950 million cost (excluding the Cavenham acquisiton) of implementing these initiatives, if all of the value-enhancing initiatives were complete, they would add in excess of $340 million to annual earnings before interest, taxes, depreciation and amortization;

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On December 18, 2000, Mr. William Swindells, Chairman of Willamette's Board of Directors, sent a letter to certain shareholders of the Company, the form of which is attached hereto as Exhibit (a)(5)(iii).
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ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATION OR USED.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     Pursuant to a letter agreement dated September 4, 2000, Willamette retained Goldman Sachs to render financial advisory services to the Company in connection with the Weyerhaeuser Offer and certain related matters. Willamette has agreed to pay Goldman Sachs a fee equal to 0.40% of the aggregate value of any transaction in the event (i) at least 15% of the outstanding stock of Willamette is acquired by a third party or (ii) all or substantially all of the assets of Willamette are sold. If no transaction is completed as of September 1, 2001, Willamette has agreed to pay Goldman Sachs a fee of $30 million upon the occurrence of certain triggering events. A triggering event has occurred, and the first of five equal quarterly installments will be paid on September 1, 2001 if no transaction has been consummated as of that date. In addition, Willamette has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7 is hereby amended by deleting the first paragraph and inserting the following in lieu thereof:

     As a result of the Weyerhaeuser Offer a variety of business combination opportunities have presented themselves to the Company. Willamette's Board of Directors will evaluate each such opportunity in a manner consistent with its fiduciary obligations under applicable law. However, the Company is not undertaking or engaged now in any negotiations in response to the Weyerhaeuser Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(e) is hereby amended by adding the following paragraph at the end thereof:

     On December 14, 2000, Weyerhaeuser announced that it had received early termination of the waiting period under the HSR Act with respect to the Weyerhaeuser Offer.
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

            (a)(5)(iii) Form of Letter to Shareholders of the Company, dated
                        December 18, 2000.

            (a)(5)(iv) Newspaper Advertisement scheduled to be included in the following newspapers beginning on December 14, 2000: The Kingsport Times-News; The Ridgeway Record; The Albany Democrat Herald; The Alexandria Daily Town Talk; The Daily Astorian; The Natchitoches Times; The News-Tribune of Tacoma, WA; The Register Guard of Eugene, OR; The Seattle Post-Intelligencer; The Seattle Times; The Shreveport Times; The Statesman Journal of Salem, OR; The Springfield News of Springfield, OR; The Arkansas Democrat-Gazette; The News-Star of Monroe, LA; The Oregonian; The Ruston Daily Leader; The Savannah Morning News; The Marlboro Herald-Advocate of Bennettsville,
                        SC; The Malvern Daily Record; The Jackson Independent - TMC Shopper of Jonesboro, LA; The Lebanon Express; The Johnsonburg Press; The New Era of Sweet Home, OR; The Herald of Rock Hills, SC; The Polk Co. Itemizer Observer of Dallas, OR; The Sabine Index of Many, LA; The Winn Parish Times of Winnfield, LA; The Jackson Independent - The Independent of Jonesboro, LA; The Bienville Democrat-Record of Arcadia, LA; The Clarion of Hawesville, KY; The Fort Mill Times; and The Puyallup Herald of Tacoma, WA.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2000      WILLAMETTE INDUSTRIES, INC.


                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer
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                                 EXHIBIT INDEX

Exhibit
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            (a)(5)(iii) Form of Letter to Shareholders of the Company, dated
                        December 18, 2000.

            (a)(5)(iv) Newspaper Advertisement scheduled to be included in the following newspapers beginning on December 14, 2000: The Kingsport Times-News; The Ridgeway Record; The Albany Democrat Herald; The Alexandria Daily Town Talk; The Daily Astorian; The Natchitoches Times; The News-Tribune of Tacoma, WA; The Register Guard of Eugene, OR; The Seattle Post-Intelligencer; The Seattle Times; The Shreveport Times; The Statesman Journal of Salem, OR; The Springfield News of Springfield, OR; The Arkansas Democrat-Gazette; The News-Star of Monroe, LA; The Oregonian; The Ruston Daily Leader; The Savannah Morning News; The Marlboro Herald-Advocate of Bennettsville,
                        SC; The Malvern Daily Record; The Jackson Independent - TMC Shopper of Jonesboro, LA; The Lebanon Express; The Johnsonburg Press; The New Era of Sweet Home, OR; The Herald of Rock Hills, SC; The Polk Co. Itemizer Observer of Dallas, OR; The Sabine Index of Many, LA; The Winn Parish Times of Winnfield, LA; The Jackson Independent - The Independent of Jonesboro, LA; The Bienville Democrat-Record of Arcadia, LA; The Clarion of Hawesville, KY; The Fort Mill Times; and The Puyallup Herald of Tacoma, WA.